March 16, 2011

VIA EDGAR

Kathleen Collins

Accounting Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                                                 Innovative Solutions & Support, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2010
Filed December 14, 2010

Form 10-Q for the Quarter ended December 31, 2010

Filed February 8, 2011
File No. 001-31157

Dear Ms. Collins:

Innovative Solutions and Support, Inc. (the “Company”) confirms receipt of the letter dated March 2, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K and Form 10-Q. In response to the Staff’s comments, the Company acknowledges that:

(1)                                 The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)                                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)                                 The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INNOVATIVE SOLUTIONS AND SUPPORT, INC.

/s/ Ronald C. Albrecht
Ronald C. Albrecht
Chief Financial Officer